AMENDED AND RESTATED
                      MANAGEMENT AGREEMENT
                               AND
                     JOINT VENTURE AGREEMENT
                   OF CENTURY/ML CABLE VENTURE

                          January 1, 1994



          The parties to this agreement (referred to as the "Venturers") are Century Communications Corp., a Texas corpora-tion ("Century"), and ML Media Partners, L.P., a Delaware limited partnership ("ML Media").

                           RECITALS

          A. Pursuant to an agreement dated July 2, 1986, Century and ML Media formed a joint venture (the "Joint Venture") for the purpose of acquiring at least ninety percent of the outstanding shares of common stock of Cable Television Company of Greater San Juan, Inc. (the "Company"), a California corporation that owned and operated a cable television system (the "Original System") in San Juan, Puerto Rico. The Joint Venture, in turn, organized as a wholly-owned subsidiary Century-ML Cable Corporation, a Delaware corporation (the "Subsidiary").

          B. Pursuant to a Management Agreement and Joint Venture Agreement dated December 16, 1986 (the "1986 Agreement"), the Venturers provided for the continuance and governance of the Joint Venture, the contributions to the Joint Venture that were required for the acquisition by the Subsidiary of the Company's shares, the liquidation of the Company into the Subsidiary, and the ownership and operation of the Original System by the Subsidiary, including the appointment of Century as manager of the Original System.

          C. On September 21, 1987, the Joint Venture acquired cable television systems serving Toa Alta, Catano and Toa Baja, Puerto Rico (together with the Original System, the "Systems") and amended the 1986 Agreement to appoint Century as the manager of those systems.

          D. On February 15, 1989, Century and ML Media formed a joint venture known as Century-ML Radio Venture (the "Radio Venture") to acquire Acosta Broadcasting Corp. ("Acosta"), Fidelity Broadcasting Corp. ("Fidelity") and Broadcasting & Background Systems Consultants, Corporation ("Broadcasting"), which were subsequently liquidated into the Radio Venture. Acosta owned radio station WUNO (AM), San Juan, Puerto Rico ("WUNO") and NotiUno News and distributed NotiUno News to the NotiUno News Network (the "News Network"), Fidelity owned radio station WFID (FM), Rio Piedras, Puerto Rico ("WFID"), and Broadcasting owned "Beautiful Music Services". WUNO and WFID are sometimes referred to as the "Stations" and WUNO, WFID, the News Network and Beautiful Music Services are sometimes referred to as the "Radio Businesses".

          E. Pursuant to a Management Agreement and Joint Venture Agreement dated as of February 15, 1989 (the "Radio Venture Agreement"), the Venturers provided for the formation and governance of the Radio Venture, the contributions to the Radio Venture necessary for the acquisition of Acosta, Fidelity and Broadcasting, and the ownership and operation of the Stations and Radio Businesses by the Radio Venture, including the appointment of ML Media as manager of the Stations and the Radio Businesses.

          F. The Joint Venture and the Subsidiary are parties to separate Note Agreements, each dated as of December 1, 1992, which provided for the issuance and sale to certain purchasers of the Subsidiary's $100,000,000 9.47% Senior Secured Notes due November 30, 2002 (the "Note Agreements"), and a Second Restated Credit Agreement dated as of December 1, 1992 with Citibank, N.A. as agent, and the banks named therein, which provided to the Subsidiary a revolving and term loan credit facility in a principal amount not to exceed $20,000,000 (the "Credit Facility"). Under the Note Agreements, the Credit Facility and certain related documents, the Radio Venture is required to transfer all of its assets to the Joint Venture and the Joint Venture is required to assume all of the liabilities of the Radio Venture (the "Asset Transfer").

          G. Contemporaneously with the execution of this agreement, the Venturers are causing the Asset Transfer to occur. The Venturers wish to provide in this agreement for the continuation of the Joint Venture and their respective rights and obligations under the 1986 Agreement, as amended, and the Radio Venture Agreement (each of which is being superseded by this agreement), including the continuation of the appointment of Century as manager of the Systems and of ML Media as manager of the Stations and Radio Businesses. Accordingly, it is the intention of the Venturers that (i) the assets and business of the Systems shall constitute the "Cable Division" of the Joint Venture and the Subsidiary, (ii) the assets and business of the Stations and Radio Businesses shall constitute the "Radio Division" of the Joint Venture, (iii) the Cable Division and the Radio Division (each of which is sometimes referred to as a "Division") shall be operated and managed as though each was a separate business under separate management, and (iv) Century shall be the manager of the Cable Division and ML Media shall be the manager of the Radio Division, with the rights and obligations as manager of those businesses that each possessed prior to the Asset Transfer and as are set forth herein.

          It is therefore agreed as follows:

          1. Continuation of Joint Venture; Interests in the Joint Venture. The Venturers shall continue the Joint Venture in accordance with the terms of this agreement. The name of the Joint Venture shall continue to be Century/ML Cable Venture and the Joint Venture from time to time may adopt and conduct business under such fictitious or trade names as the management board of the Joint Venture (created pursuant to section 7.1) determines appropriate. The Joint Venture shall have such places of business as the management board of the Joint Venture from time to time may establish. Interests in the Joint Venture shall be evidenced by a certificate in the form of Exhibit A, which shall bear a legend evidencing the restrictions on transfer in Section 9.

          2. Purpose of the Joint Venture. The purposes of the Joint Venture are to (a) own and operate, and subsequently dispose of, the Systems, (b) own and operate, and subsequently dispose of, the Stations and the Radio Businesses, and
(c) conduct all activities incidental to the ownership and operation of the Systems, the Stations and the Radio Businesses. The Joint Venture may also engage in such other business activity as the management board may determine. Each of the Venturers shall cause the Joint Venture and the Subsidiary to perform any remaining obligations for which they may be responsible under the purchase agreements pursuant to which the assets of the Joint Venture, the Radio Venture or the Subsidiary were acquired. Each of the Venturers confirms its guaranty of any remaining obligations of the purchaser heretofore undertaken and to be undertaken under the purchase agreement relating to the acquisition of the Original System.


          3. Term of Joint Venture. The Joint Venture shall continue until the earlier of (a) December 31, 2035 and (b) the date the Joint Venture is dissolved in accordance with section
10.

          4.  Capital Contributions.
               4.1 Capital Contributions; Reimbursement. Each of the Venturers has contributed its required percentage of the amount required, together with the proceeds of any bank financing obtained by the Joint Venture or the Subsidiary, to consummate the acquisition of the assets of the Joint Venture and the Subsidiary and to pay all expenses relating to the acquisition of those assets, including, but not limited to, brokers' fees. If ML Media or Century (the "Paying Party") pays (or has paid) more than fifty percent of any liability, cost or expense arising in connection with the acquisition of those assets, or in connection with the operations of the System, the Stations or the Radio Businesses or the management of the Cable Division or the Radio Division, the other Venturer promptly shall reimburse the Paying Party for the excess, together with interest on the excess at the rate of interest equal to the reference rate of Citibank, N.A., in effect from time to time, from the date the payment by the Paying Party was made.
               4.2 No Other Mandatory Contributions; No With-drawals. Except as provided in section 4.1, neither Venturer shall be required to make any capital contribution to the Joint Venture. Neither Venturer shall be entitled to withdraw any part of its capital contributions or to receive any distribu-tions from the Joint Venture, except as expressly provided in this agreement.
               4.3  No Liability for Capital Contributions.
Neither Venturer shall be personally liable for the return of any portion of the capital contribution of either of the Venturers; the return of those capital contributions shall be made solely from the Joint Venture's assets. Neither Venturer shall have the right to demand or receive property other than cash for its interest in the Joint Venture or to receive cash for that interest otherwise than as expressly provided in this agreement.
               4.4  No Interest.  Neither Venturer shall
receive any interest on its capital contributions.
               4.5  No Additional Venturers.  No additional
venturers shall be admitted to the Joint Venture.

          5.  Cash Distributions.
               5.1 Time of Distributions. Distributions of cash from any source (other than pursuant to section 10) shall be made at the time or times determined by the management board.
               5.2  Allocations of Cash Distributions.  All
distributions of cash shall be allocated equally between the Venturers.

          6. Tax Allocations. For federal income tax purposes, all items of income, gain, loss, deduction and credit shall be allocated equally between the Venturers.

          7.  Management.
               7.1 Management Board. The business and affairs of the Joint Venture shall be under the general supervision of a management board consisting initially of Dr. Leonard Tow ("Tow") and one other designee of Century and two members designated from time to time by ML Media. Upon the death, insolvency, adjudication of incompetence or disability of Tow (but only during the period of Tow's disability or incompe-tence), the management board shall consist of two members designated from time to time by each of Century and ML Media. The management board shall hold regular meetings not less frequently than quarterly, shall act by unanimous vote of its members (except as otherwise provided in this agreement), and shall adopt such rules of procedure as it may from time to time determine. The Joint Venture shall vote the stock of the Subsidiary in accordance with the determination of the management board. All matters relating to the purchase agreements under which the Joint Venture, the Radio Venture or the Subsidiary acquired its assets shall be determined by the management board. As used in this agreement, the term "disability" means the inability, by reason of physical or mental illness, to perform substantially all of the duties of chief executive officer of Century for a period of 180 consecutive days, it being understood and agreed that Tow shall once again be entitled to membership on such board on the termination of his incompetence or disability.
               7.2  Board of Directors of the Subsidiary.
Subject to the provisions of section 7.3, the board of directors of the Subsidiary shall consist of the four members of the management board of the Joint Venture, and the Joint Venture shall vote the stock of the Subsidiary to elect those persons as directors. In addition to supervising the management of the Original System, before the beginning of each year the board of directors of the Subsidiary shall establish for the following year an operations budget, a capital expense budget, a cash management budget and such other budgets and operational objectives as it shall determine appropriate. The Subsidiary's certificate of incorporation and bylaws shall provide for unanimous vote of the directors with respect to the matters referred to in section 7.4.
               7.3  Manager of the Systems.
                    (a)  Century shall be engaged by the Joint
Venture and the Subsidiary as the manager of the Systems in perpetuity, subject to termination as provided herein or upon the sale of the Systems, and, subject to the general supervision of the management board of the Joint Venture and the board of directors of the Subsidiary and to the provisions of this section 7.3 and the provisions of section 7.4, Century shall be responsible for the day-to-day operations of the Systems and for the supervision of the Subsidiary's business. Century shall provide to the Joint Venture and the Subsidiary the services of Tow (so long as he is employed by Century and is not disabled or incompetent) and any other officers or employees of Century that Century may reasonably determine are required to perform its obligations as manager of the Systems. Century shall perform its responsibilities as manager of the Systems diligently, to the best of its ability and in the best interests of the Joint Venture and the Subsidiary. If Century is removed (as provided in section 7.3(d)) as manager of the Systems, ML Media shall become the manager of the Systems, with the duties and responsibilities previously held by Century, and shall be entitled to a management fee in the same amount (or equal to its out-of-pocket expenses in managing the Systems, if greater) and payable in the same manner as the management fee payable to Century.

          Century's responsibilities as manager of the Systems shall include, without limitation, the following, and Century shall have the power and authority, subject to the general supervision of the management board of the Joint Venture and the board of directors of the Subsidiary, to take any acts and execute any instruments necessary to perform the following:
                    (1)  Causing the Systems to purchase, or
enter into purchase agreements with respect to, any and all materials, supplies, machinery and equipment necessary for the operation and maintenance of the Systems and for the construction or installation of any additions to or replacements thereof;
                    (2)  Causing the Systems to enter into any
and all agreements with third parties to supply services required for the operation, maintenance, construction, expansion or replacement of the Systems, including, but not limited to, agreements with program suppliers, data processing organizations, advertising agencies, marketing and/or sales persons or organizations, installers, general and other contractors, subcontractors, or others as are deemed by Century to be necessary for the proper operation, maintenance or improvement of the Systems, and overseeing all performances under such agreements;
                    (3)  Keeping or causing to be kept all
necessary books and records;
                    (4)  Causing to be timely filed all
Federal, state and local reports as may be required, including, without limitation, all reports and returns for income taxes, unemployment compensation, workmen's compensation, copyright fees, and property taxes and all other FCC and Puerto Rico Public Service Commission ("PSC") and other regulatory reports;
                    (5)  Selecting, employing, instructing,
discharging, and otherwise supervising the General Manager of the Systems, and, acting through and with the General Manager of the Systems, selecting and employing, supervising, instructing, discharging, and otherwise managing all employees of the Systems and any agents or independent contractors considered by Century or the General Manager to be necessary for the proper operation, maintenance or improvement of the Systems;
                    (6)  Causing the Systems to be maintained
and serviced at all times in conformance with applicable franchises;
                    (7)  Causing to be purchased and maintained
in effect such policies of insurance as is customary in the cable television industry;
                    (8)  To the full extent it is able to do
so, making available to the Systems its buying power upon any purchase which may be made or contracts which may be entered into by Century as agent for or otherwise on behalf of the Systems;
                    (9)  With the assistance of the General
Manager and other employees of the Systems, developing and submitting to the management board of the Joint Venture and the board of directors of the Subsidiary for its approval operating and capital improvements budgets (the "Budgets") covering the System's next fiscal year;
                    (10)  Providing programming services, such
as:
                    (a)  periodic evaluation of the programming
               activities of the Systems and recommendations for the improvement or modification of program offerings or alignments; and
                    (b)  programming contract administration,
               including the authority and responsibility (i) to negotiate with program suppliers the terms of programming contracts for programming to be supplied to and telecast over the Systems, (ii) to enter into programming contracts on behalf of the Systems, (iii) for the billing of subscribers for programming services, (iv) for the processing of programming billings of programming suppliers and (v) for acting as agent for the Systems with respect to programming matters;
               (11) Carrying out all negotiations with unions, whether relating to elections, contracts, grievances or other matters and assisting the attorneys for the Joint Venture and the Subsidiary in the preparation of union contracts if any are required;
               (12)  Representing the Joint Venture and the
Subsidiary before all governmental authorities with respect to any matter necessary or desirable and relating to the Systems (such representation to be made jointly with ML Media if the relevant matter also relates to the Stations or the Radio Businesses);
               (13) Performing all other management services which Century may deem necessary or desirable for the efficient operation of the Systems; and
               (14)  Preparing and delivering all reports
required of the Cable Division, the Joint Venture and the Subsidiary pursuant to the Note Agreements, the Credit Facility and all related agreements, it being understood and agreed that ML Media shall cooperate in furnishing all this information.
                    (b)  Century shall be entitled to receive
from the Subsidiary for its services as manager of the Systems a management fee in an amount equal to five percent of the total Net Gross Revenues of the Systems. The following provisions shall apply with respect to the management fee:
                    (i)  The term "Net Gross Revenues" means
               the gross revenues of the Systems from all sources less the aggregate amount paid by the Systems to suppliers of pay television product (e.g., HBO, Cinemax, Disney and Showtime).
                    (ii)  Payments with respect to the
               management fee shall be made monthly in arrears, not more than 30 days after the end of each month, based on a determination by the chief financial officer of the Cable Division of the Net Gross Revenues for that month.
                    (iii)  Net Gross Revenues for each month
               shall be determined by the chief financial officer of the Cable Division, subject to adjustment based on the accountants' determination described below. Copies of the determination by the chief financial officer of the Cable Division shall be prepared as soon as practicable after the end of each month and shall be delivered to and reviewed by the management board of the Joint Venture and the board of directors of the Subsidiary. Within 120 days after the end of each calendar year, the Joint Venture and the Subsidiary shall cause their independent public accountants to determine the Net Gross Revenues of the Systems for that year and the management fee payable to Century for that year and to deliver a copy to Century. Within 10 days after receipt by the Joint Venture and the Subsidiary of the accountants' determination (which shall be final and binding on the Joint Venture, the Subsidiary and Century), the Joint Venture and the Subsidiary shall pay to Century (or Century shall repay to the Joint Venture and the Subsidiary pro rata in proportion to the number of subscribers served by their respective Systems) the amount by which the management fee for the year payable to Century as determined by the accountants exceeds (or is less than) the amount paid to Century for that year.
                    (iv)  If the terms of any financing to
               which the Joint Venture or the Subsidiary is a party require that Century subordinate its rights to receive payment of any management fees, Century shall subordinate its right but only to the extent required by any lender and shall execute any instrument to evidence that subordination that the lender may reasonably request; Century shall not be required to subordinate such deferred management fees to any other distributions.
                    (v)  The management fee shall not be
               payable, but shall be deferred, to the extent cash is not available to pay the fee or payment of the fee would result in a default under any credit agreement to which the Joint Venture or the Subsidiary is a party (including, but not limited to, the Note Agreements and the Credit Facility).
                    (vi)  If in any year Century acts as
               manager of one or more of the Systems for less than a full year, the management fee for that year shall be determined by the chief financial officer of the Cable Division based on the Net Gross Revenues of the respective Systems for the period during which Century was manager of those Systems.
                    (c)  The Joint Venture and the Subsidiary
shall reimburse Century (pro rata in proportion to the number of subscribers served by their respective Systems) for out-of-pocket expenses for travel, hotels and meals for Century's personnel and for out-of-pocket fees and expenses to third parties (e.g., accountants and attorneys) and similar expenses, but Century shall bear all other expenses, including personnel and overhead costs incurred in performing its services as manager of the Systems.
                    (d)  The designees of ML Media on the
management board of the Joint Venture and the board of directors of the Subsidiary may elect to remove Century as manager of the Systems if Century breaches in any material respect any material provision of this agreement and the breach is not cured within 30 days after notice of breach from ML Media (or if not curable within such time then within a reasonable time thereafter) or if Tow sells his entire interest in Century.
                    (e)  If the designees of ML Media on the
management board of the Joint Venture and the board of directors of the Subsidiary elect to remove Century as manager of the Systems in accordance with section 7.3(d), the Joint Venture shall take all such action as may be necessary to cause the Joint Venture and the Subsidiary to effect the removal.
                    (f)  Century shall use its best efforts to
obtain the same rates for programming for the Systems as it obtains for other systems owned or managed by Century or an affiliate of Century, based on the number of subscribers of all cable systems owned or managed by Century or an affiliate of Century.
                    (g)  The Joint Venture shall cause the
Subsidiary to carry out the provisions of this section 7.3 to the extent that those provisions apply to the Subsidiary.
               7.4 Participation of Management Board and Board of Directors of Subsidiary. The limited partnership agreement of ML Media requires that ML Media maintain "significant control" over any media property in which it has less than 100 percent interest, which would include the Systems.
Accordingly, although Century, as the manager of the Systems, shall have responsibility for the day-to-day operations of the Systems, it is intended that the manager will consult with, and obtain the approval of, the designees of ML Media on the management board of the Joint Venture and the board of directors of the Subsidiary on all significant matters relating to the Systems. Without limiting the overall authority of the board of directors of the Subsidiary, the following actions may be taken after the date of this agreement only with the unanimous consent of the members of the management board of the Joint Venture and the board of directors of the Subsidiary:
               (a) the entry into any business activity other than the ownership and operation of the Systems;
               (b)  the sale or other disposition of the
Systems or the sales of assets in any 12 month period with an aggregate market value in excess of $100,000;
               (c) any borrowing in excess of $100,000, any refinancing of any borrowing in excess of $100,000, or any voluntary prepayment of any borrowing;
               (d)  any capital expenditures in excess of
$50,000 that are not contemplated by the capital expense budget established as provided in section 7.2;
               (e) the creation of any pledge or encumbrance on, or the grant of any security interest in, any of the assets of the Subsidiary, other than in connection with a capitalized lease with aggregate rentals or sales (including conditional sales) of less than $50,000;
               (f) the entering into of any lease, agreement or other commitment that involves more than $50,000 per year, other than any commitment consistent with the capital expense budget established as provided in section 7.2;
               (g) any other material transaction not in the ordinary course of business; and
               (h) any other proposed transaction that, in the good faith judgment of the manager, would be material to the assets, business or prospects of the Systems.
               7.5  Manager of the Radio Businesses and
Stations.
               (a)  ML Media shall be engaged by the Joint
Venture as the manager of the Radio Businesses and the Stations in perpetuity, subject to termination as provided herein or upon the sale of the Radio Businesses and the Stations, and, subject to the general supervision of the management board of the Joint Venture and the provisions of this section 7.5 and section 7.6, ML Media shall be responsible for the day-to-day operations of the Radio Businesses and the Stations. ML Media shall provide to the Stations and the Radio Businesses the services of I. Martin Pompadur ("Pompadur") (so long as he maintains an interest in ML Media and is not disabled or incompetent) and any other officers or employees of ML Media that ML Media may reasonably determine are required to perform its obligations as manager of the Radio Businesses and the Stations. ML Media shall perform its responsibilities as manager of the Radio Businesses and the Stations diligently, to the best of its ability and in the best interests of the Joint Venture. If ML Media is removed (as provided in section 7.5(d)) as manager of the Radio Businesses and the Stations, Century shall become the manager of the Radio Businesses and the Stations, with the duties and responsibilities previously held by ML Media, and shall be entitled to a management fee in the same amount (or equal to its out-of-pocket expenses in managing the Radio Businesses and Stations, if greater) and payable in the same manner as the management fee payable to ML Media.
          ML Media's responsibilities as manager of the Radio Businesses and Stations shall include, without limitation, the following, and ML Media shall have the power and authority, subject to the general supervision of the management board of the Joint Venture, to take any acts and execute any instruments necessary to perform the following:
                    (1)  Causing the Stations and the Radio
     Businesses to purchase, or enter into purchase agreements with respect to, any and all materials, supplies, machin-ery and equipment necessary for the operation and main-tenance of the Stations and the Radio Businesses and for any construction or additions or replacements thereof;
                    (2)  Causing the Stations and the Radio
     Businesses to enter into any and all agreements with third parties to supply services required for the operation and maintenance of the Stations and the Radio Businesses, including, but not limited to, agreements with program suppliers, data processing organizations, advertising agencies, marketing and/or sales persons or organizations or others as are deemed by ML Media to be necessary for the proper operation and maintenance of the Stations and the Radio Businesses, and overseeing all performances under such agreements;
                    (3)  Keeping or causing to be kept all
     necessary books and records;
                    (4)  Causing to be timely filed with
     respect to the Stations and the Radio Businesses all Federal, state and local reports as may be required, including, without limitation, all reports and returns for income taxes, unemployment compensation, workmen's compensation, and property taxes and all other Federal Communications Commission ("FCC") and other regulatory reports;
                    (5)  Selecting, employing, instructing,
     discharging, and otherwise supervising the General Manager of each of the Stations and, acting through and with the General Manager of each of the Stations, selecting and employing, supervising, instructing, discharging, and otherwise managing all employees of the Stations and any agents or independent contractors considered by ML Media or the General Manager to be necessary for the proper operation of the Stations;
                    (6)  Causing the Stations to be operated at
     all times in conformance with applicable regulations;
                    (7)  Causing to be purchased and maintained
     in effect such policies of insurance as is customary in the radio industry;
                    (8)  With the assistance of the General
     Manager and other employees of each of the Stations and of the Radio Businesses, developing and submitting to the management board for approval operating and capital improvements budgets covering the next fiscal year for the Stations and the Radio Businesses;
                    (9)  Providing format and applicable
     programming services, such as:
                         (i)  periodic evaluation of the
          formats and the programming activities of the Stations and the Radio Businesses and recommendations for the improvement or modification of the formats and the program offerings or alignments; and
                        (ii)  programming contract adminis-
          tration, as applicable, including the authority and responsibility (A) to negotiate with program sup-pliers the terms of programming contracts for pro-gramming to be supplied to and broadcast over the Stations, as applicable, (B) to enter into program-ming contracts on behalf of the Stations and the Radio Businesses and (C) for acting as agent for the Stations and the Radio Businesses with respect to format and applicable programming matters;
                    (10)  Carrying out all negotiations with
     unions relating to the Radio Businesses and the Stations, whether relating to elections, contracts, grievances or other matters and assisting the Joint Venture's attorneys in the preparation of union contracts if any are required;
                    (11)  Representing the Joint Venture before
     all governmental authorities with respect to any matter necessary or desirable and relating to the Stations or the Radio Businesses (such representation to be made jointly with Century if the relevant matter also relates to the Systems);
                    (12)  Performing all other management
     services that ML Media may deem necessary or desirable for the efficient operation of the Stations and the Radio Businesses; and
                    (13)  Providing to Century such reports and
     other information in connection with the Stations and the Radio Businesses as Century may require in preparing and delivering all reports required pursuant to the Note Agreements and the Credit Facility.
               (b) ML Media shall be entitled to receive from the Joint Venture for its services as manager of the Stations and the Radio Businesses a management fee in an amount equal to five percent of the total Gross Revenues of the Stations and the Radio Businesses. The following provisions shall apply with respect to the management fee:
                    (1)  The term "Gross Revenues" means the
     gross revenues of the Stations and the Radio Businesses from all sources, after agency commissions, rebates or discounts and excluding revenues from barter transactions of any kind.
                    (2)  Payments with respect to the manage-
     ment fee shall be made monthly in arrears, not more than 30 days after the end of each month, based on a determi-nation by the chief financial officer of the Radio Division of the Gross Revenues for that month.
                    (3)  Gross Revenues for each month shall be
     determined by the chief financial officer of the Radio Division, subject to adjustment based on the accountants' determination described below. Copies of the determination by the chief financial officer of the Radio Division shall be prepared as soon as practicable after the end of each month and shall be delivered to and reviewed by the management board of the Joint Venture. Within 120 days after the end of each calendar year, the Joint Venture shall cause its independent public accountants to determine the Gross Revenues of the Stations and the Radio Businesses for that year and the management fee payable to ML Media for that year and to deliver a copy to ML Media. Within 10 days after receipt by the Joint Venture of the accountants' determination (which shall be final and binding on the Joint Venture and ML Media) the Joint Venture shall pay to ML Media (or ML Media shall repay to the Joint Venture) the amount by which the management fee for the year payable to ML Media as determined by the accountants exceeds (or is less than) the amount paid to ML Media for that year.
                    (4)  If the terms of any financing to which
     the Joint Venture or the Subsidiary is a party require that ML Media subordinate its right to receive payment of any management fees, ML Media shall subordinate its right but only to the extent required by any lender and shall execute any instrument to evidence that subordination that the lender may reasonably request; ML Media shall not be required to subordinate such deferred management fees to any other distributions.
                    (5)  The management fee payable pursuant to
     this section 7.5 shall not be payable, but shall be de-ferred, to the extent cash from the operation of the Stations and the Radio Businesses is not available to pay the fee or payment of the fee would result in a default under any credit agreement to which the Joint Venture or the Subsidiary is a party.
                    (6)  If in any year ML Media acts as
     manager of the Stations and the Radio Businesses for less than a full year, the management fee for that year shall be determined by the chief financial officer of the Radio Division based on the Gross Revenues of the Stations and the Radio Businesses for the period during which ML Media was manager of the Stations and the Radio Businesses.
               (c) The Joint Venture shall reimburse ML Media for out-of-pocket expenses for travel, hotels and meals for its personnel and for out-of-pocket fees and expenses to third parties (e.g., accountants and attorneys) and similar expenses, but ML Media shall bear all other expenses, including personnel and overhead costs incurred in performing its services as manager of the Stations and the Radio Businesses.
               (d) The designees of Century on the management board of the Joint Venture may elect to remove ML Media as manager of the Stations and the Radio Businesses if ML Media breaches in any material respect any material provision of this agreement and the breach is not cured within 30 days after notice of breach from Century (or if not curable within such time then within a reasonable time thereafter) or if Pompadur sells his entire interest in ML Media.
               (e) If the designees of Century on the manage-ment board of the Joint Venture elect to remove ML Media as manager of the Stations and the Radio Businesses in accordance with section 7.5(d), the Joint Venture shall take all such action as may be necessary to effect the removal.
               7.6  Participation of Management Board.
Although ML Media, as manager of the Stations and the Radio Businesses, shall have responsibility for the day-to-day operations of the Stations and the Radio Businesses, it is in-tended that the manager will consult with, and obtain the approval of, the designees of Century on the management board of the Joint Venture on all significant matters relating to the Stations and the Radio Businesses. The following actions may be taken after the date of this agreement only with the unanimous consent of the members of the management board of the Joint Venture:
               (a) the entry into any business activity other than the ownership and operation of the Stations and the Radio Businesses;
               (b)  the sale or other disposition of the
Stations or the Radio Businesses or the sales of assets in any 12 month period with an aggregate market value in excess of $100,000;
               (c) any borrowing in excess of $100,000, any refinancing of any borrowing in excess of $100,000, or any voluntary prepayment of any borrowing;
               (d)  any capital expenditure in excess of
$50,000 that is not contemplated by the capital expense budget established as provided in section 7.5;
               (e) the creation of any pledge or encumbrance on, or the grant of any security interest in, any of the assets of the Stations or the Radio Businesses, other than in connection with a capitalized lease with aggregate rentals or sales (including conditional sales) of less than $50,000;
               (f) the entering into of any lease, agreement or other commitment that involves more than $50,000 per year, other than any commitment consistent with the capital expense budget established as provided in section 7.5;
               (g) any other material transaction not in the ordinary course of business; and
               (h) any other proposed transaction that, in the good faith judgment of the manager, would be material to the assets, business or prospects of the Stations and the Radio Businesses.
               7.7 Other Activities. Either Venturer may have an interest in other businesses ventures of any kind, independ-ently or with others, including the ownership and operation of other cable television systems, radio stations or radio businesses, and neither the Joint Venture nor the other Venturer shall have any rights in or to those independent ventures.
               7.8 No Partition, Sale or Appraisal. Neither Venturer shall have the right to (a) require partition of any of the Joint Venture's property or (b) compel any sale of the Joint Venture's assets, except as provided in section 12.
               7.9 Joint Venture Funds. The Joint Venture's funds shall be deposited or invested in one or more bank accounts, money market funds, treasury bills, certificates of deposit or other short-term interest bearing obligations. The Joint Venture's funds shall be used only for the business of the Joint Venture. Funds not belonging to the Joint Venture shall not be commingled with the Joint Venture's funds.
               7.10 Transactions with Affiliates. Neither the Joint Venture nor the Subsidiary shall engage in any transactions with any affiliate of a Venturer without the unanimous consent of the management board, except for the man-agement of the Systems by Century and the management of the Stations and the Radio Businesses by ML Media (in each case as provided in this agreement) and except for legal representation by Leavy Rosensweig & Hyman or another law firm in which David
Z. Rosensweig is a partner.
               7ATI  No Right to Bind the Joint Venture.
Neither Venturer shall have any right or authority to assume or create any obligation or responsibility, express or implied, on behalf of the Joint Venture or the other Venturer, or to bind the other Venturer or the Joint Venture in any respect, except for obligations or responsibilities of the Joint Venture that have been expressly authorized by the management board of the Joint Venture in accordance with the terms of this agreement.

          8.  Fiscal Year; Reports.
               8.1 Fiscal Year. The Joint Venture's fiscal year shall be the calendar year unless changed by the management board of the Joint Venture.
               8.2 Books of Account. Complete and accurate books of account shall be kept by the Joint Venture at the principal office of the Joint Venture (or at such other office as the management board may designate). The determinations of the management board with respect to the treatment of any item or its allocation for federal, state or local income tax purposes shall be binding upon the Venturers so long as that determination is not inconsistent with any express provision of this agreement. Each of the Venturers shall have full access to all books and records of the Joint Venture.
               8.3 Reports. Within 90 days after the end of each fiscal year the Joint Venture shall furnish to each Venturer audited financial statements of the Joint Venture and the Subsidiary, together with the opinions of independent certified public accountants with respect to those financial statements. The audited financial statements shall be prepared in compliance with Regulation S-X under the Securities Act of 1933 and any other regulations applicable to ML Media as a publicly held partnership or Century as a publicly held company. The audited financial statements shall include a balance sheet of the Joint Venture and the Subsidiary as of the end of the year and a statement of income and a statement of cash flow of the Joint Venture and the Subsidiary for the year, setting forth in each case in comparative form the figures as of the end of and for the previous fiscal year. Within 45 days after the end of each of the first three fiscal quarters, the Joint Venture shall furnish to each Venturer unaudited finan-cial statements, including a balance sheet of the Joint Venture and the Subsidiary as of the end of the quarter and a statement of income and a statement of cash flow of the Joint Venture and the Subsidiary for the quarter and for the year to date, set-ting forth in each case in comparative form the figures as of the end of and for the comparable periods in the previous fiscal year.
               8.4 K-1 Reports. Within 60 days after the end of each calendar year, the Joint Venture shall furnish to each Venturer a copy of schedule K-1 to the Joint Venture's federal income tax return for that year and any other information reasonably requested by a Venturer in connection with the preparation of its federal income tax return.
               8.5  Operating Reports and Monthly Financial
Statements.
               (a) Century shall furnish the following reports with respect to the Systems to the board of directors of the Subsidiary and to the Joint Venture, which shall furnish those reports to each of the Venturers:
               1.  Monthly subscriber connection reports.
               2.  Monthly operating statements.
               3.  Quarterly financial plans and budgets.
               4.  Quarterly analysis of actual operating
               results.
          In addition, Century as manager of the Systems shall maintain all books and records required to prepare the financial statements of the Subsidiary or to assist in the preparation of the financial statements of the Joint Venture referred to in section 8.3 or otherwise required for the Systems and the Subsidiary to comply with all applicable law and the franchises for the Systems.
               (b)  ML Media shall furnish the following
reports with respect to the Stations and the Radio Businesses to the Joint Venture, which shall furnish those reports to each of the Venturers:
               1.   Monthly operating statements.
               2.   Quarterly financial plans and budgets.
               3.   Quarterly analysis of actual operating
                    results.
          In addition, ML Media as manager of the Stations and Radio Businesses shall maintain all books and records required to assist in the preparation of the financial statements of the Joint Venture referred to in section 8.3 or otherwise required for the Stations and the Radio Businesses to comply with all applicable law.

          9. No Transfers of Joint Venture Interests. Except as contemplated or permitted by section 12 and for the pledge to Citibank, N.A., as collateral agent for itself and the banks under the Credit Facility and for the purchasers of the Subsidiary's notes under the Note Agreements, no Venturer may sell, transfer, assign or otherwise dispose of all or any portion of its interest in the Joint Venture, or enter into any agreement as a result of which any person shall have an inter-est in, or right to receive distributions from, the Joint Venture, without the consent of the management board of the Joint Venture. Any attempted sale, transfer or assignment of an interest in, or the right to receive distributions from, the Joint Venture otherwise than pursuant to those pledge agreements, the Credit Facility or the Note Agreements or in accordance with section 12 shall be void.

          10.  Dissolution; Liquidation; Termination of
Management Agreement.
               10.1 Dissolution Prior to Expiration of Term. The Joint Venture shall be dissolved prior to the expiration of its term only upon the occurrence of one of the following events:
               (a)  the Venturers' election to dissolve the
     Joint Venture; or
               (b) termination of the operations of the Joint Venture and the Subsidiary or the sale or other disposition by the Joint Venture and the Subsidiary of all of their assets.
               10.2 Liquidation and Distribution of Assets. Upon dissolution of the Joint Venture, the management board shall proceed to sell or dispose of any assets not previously sold or disposed of (to the extent feasible) within a reasonable time and, after paying or making provision for all liabilities to creditors of the Joint Venture, shall distribute the Joint Venture's cash and other assets among the Venturers in accordance with the provisions for distributions set forth in section 5.2 of this agreement.
               10.3  Termination.  The Joint Venture shall
terminate when all property owned by the Joint Venture and the Subsidiary has been disposed of and the assets, after payment of or provisions for liabilities to the Joint Venture's creditors, have been distributed among the Venturers as pro-vided in section 10.2.
               10.4 Termination of Management Agreement. At such time as management services are no longer provided by ML Media or Century pursuant to this agreement, the Management Agreement portion of this Amended and Restated Management Agreement and Joint Venture Agreement shall terminate.

          11.  Tax Matters.
               11.1 Elections. To the extent that the Joint Venture may be or is required to make elections for federal, state or local income tax purposes, the elections shall be made in a manner best calculated, in the opinion of the management board, to minimize the cash requirements of the Joint Venture and the Venturers. Neither Venturer shall treat a Joint Ven-ture item on its federal, state or local income tax returns in a manner inconsistent with the treatment of the Joint Venture item on the Joint Venture's federal, state or local income tax return.
               11.2 Tax Matters Partner. Century shall be the Tax Matters Partner (as that term is defined in section 6231 of the Internal Revenue Code of 1986 (the "Code")) for the Joint Venture.
               11.3  Additional Provisions Relating to Tax
Matters Partner.
               (a) The Tax Matters Partner shall exercise the duties and responsibilities provided in Subchapter C of Chapter 63 of Subtitle F of the Code and this agreement. The Tax Matters Partner shall be reimbursed by the Joint Venture for reasonable expenses incurred as a result of acting in that capacity, including fees of outside counsel and public ac-countants. The Tax Matters Partner shall keep the other Ven-turer informed of all administrative and judicial proceedings for the adjustment at the Joint Venture level of Joint Venture items and shall promptly provide to the other Venturer copies of any notices or communications received from the Internal Revenue Service or any state or local tax authority. The other Venturer shall promptly provide to the Tax Matters Partner copies of all correspondence to or from, or summaries of any other communications with, the Internal Revenue Service or any state or local tax authority regarding any aspect of the Joint Venture and Joint Venture items.
               (b) Neither Venturer shall enter into settle-ment negotiations with the Internal Revenue Service or the Departments of the Treasury or Justice or any state or local tax authority with respect to the federal income tax treatment of Joint Venture items until completion of settlement negoti-ations by the Tax Matters Partner on behalf of the Joint Ven-ture. However, the Tax Matters Partner shall not bind the other Venturer to a settlement agreement unless that Venturer has given its written consent to the agreement, which consent shall not be unreasonably withheld.
               (c)  The Tax Matters Partner shall not file a
(i) request for an administrative adjustment of any Joint Venture item under section 6227(b) of the Code, (ii) petition for readjustment of Joint Venture items under section 6226(a) of the Code, or (iii) petition for an adjustment with respect to Joint Venture items under section 6228(a) of the Code with-out first notifying the other Venturer of the intended action (including the proposed treatment of the Joint Venture item(s) and the proposed court, if applicable). Neither Venturer shall file a (1) request for an administrative adjustment of Joint Venture items under section 6227(a) of the Code, (2) petition for readjustment of Joint Venture items under section 6226(b) of the Code, or (3) civil action for refund under section 6228(b)(2) of the Code without first giving reasonable advance notice of the intended action (including the proposed treatment of the Joint Venture item(s) and the proposed court, if applic-
able) to the Tax Matters Partner.
               (d) The provisions of this section regarding the Tax Matters Partner shall survive the termination of this agreement or the termination of either Venturer's interest under this agreement and shall remain binding on the Venturers for a period of time necessary to resolve with the Internal Revenue Service or any state or local tax authority all matters regarding the taxation of the Joint Venture. The terms used in this section 11 shall have the meaning accorded them in sec-tions 6221 through 6232 of the Code.

          12.  Right to Require Sale.
               (a) Notwithstanding anything in this agreement to the contrary, at any time or times ML Media may request, by notice to Century, that (i) Century purchase ML Media's interest in the Joint Venture, (ii) the Joint Venture and the Subsidiary sell all of the assets and business of the Cable Division, or (iii) the Joint Venture sell all of the assets and business of the Radio Division. ML Media may deliver a request under any one of clauses (i), (ii) or (iii) or under both clauses (ii) and (iii).
               (b) If ML Media makes a request under section 12(a)(i) or under both sections 12(a)(ii) and 12(a)(iii), the following shall apply:
                    (i)  Century shall elect, by notice given
to ML Media within 15 days after the notice from ML Media, to either (x) cause the Joint Venture and the Subsidiary to sell all of the assets and business of the Cable Division and the Radio Division for prices and at times consistent with prudent business practice (and approved by ML Media), or (y) purchase, or cause the Joint Venture to purchase (ML Media concurring in such purchase), all of ML Media's interest in the Joint Venture for a purchase price equal to the fair market value of the interest, payable in cash at the closing of the purchase. If Century elects to sell all of the assets and business of the Cable Division and the Radio Division then ML Media may elect, by notice given to Century within 20 days after the notice to Century, to purchase (or designate a purchaser of) Century's interest in the Joint Venture for a purchase price equal to the fair market value of the interest payable in cash at the clos-ing. If ML Media does not so elect the management board of the Joint Venture and the board of directors of the Subsidiary shall diligently proceed to locate one or more purchasers and to consummate the sale of the assets and business of the Cable Division and the Radio Division as provided above.
                    (ii)  If ML Media makes a request under
Section 12(a)(ii) or section 12(a)(iii) (but not both) Century shall elect, by notice given to ML Media within 15 days after the notice from ML Media, to either (x) cause the Joint Venture and, in the case of a request under section 12(a)(ii), the Subsidiary to sell all of the assets and business of the Division to which the request relates for prices and at times consistent with prudent business practice (and approved by ML Media), or (y) purchase all of ML Media's interest in the Division to which the request relates for a purchase price equal to the fair market value of the interest, payable in cash at the closing of the purchase. If Century elects to sell all of the assets and business of either the Cable Division or the Radio Division pursuant to this section 12(b)(ii), then ML Media may elect, by notice given to Century within 20 days after the notice to Century, to purchase (or designate a purchaser of) Century's interest in that Division for a purchase price equal to the fair market value of the interest payable in cash at the closing. If ML Media does not so elect the management board of the Joint Venture and, in the case of a request under section 12(a)(ii), the board of directors of the Subsidiary shall diligently proceed to locate one or more purchasers and to consummate the sale of the assets and business of the Cable Division or the Radio Division (as the case may be) as provided above.
               (c) The fair market value of the interest of Century or ML Media in the Joint Venture or in the Cable Division or the Radio Division, as the case may be, shall be an amount equal to 50% of the fair market value, as of the date of the seller's notice, of (i) in the case of the Joint Venture, all of the assets and business of the Cable Division and the Radio Division (and of any cash and cash equivalents held by the Joint Venture) and (ii) in the case of the Cable Division or the Radio Division, all of the assets and business of that Division (and of any cash and cash equivalents of that Division). The fair market value of all of the assets and business of the Cable Division or the Radio Division shall be an amount equal to the sum of the aggregate purchase price that an unrelated third party or parties would pay for all of the assets and business of that Division, other than cash and cash equivalents and accounts receivable, subject to all of the liabilities of that Division, plus the amount of cash and cash equivalents and the amount of accounts receivable (less a reserve for uncollectible accounts determined in accordance with generally accepted accounting principles consistently applied), as determined by an appraiser selected by Century and ML Media within 15 days after Century's or ML Media's notice of election to purchase (or, if they are unable to agree upon the selection of an appraiser within that period, Century shall select one appraiser, ML Media shall select one appraiser and the two appraisers shall select a third appraiser and the fair market value shall be the arithmetic average of the fair market value determined by each of the three appraisers), except that any appraiser making a determination of the fair market value of ML Media's interest (but not Century's interest) in the Joint Venture, the Cable Division or the Radio Division shall not include as a liability of the Joint Venture, the Cable Division or the Radio Division the amount of any Make-Whole Amount (as defined in the Note Agreements) or other prepayment premium or penalty that may be due under the Note Agreements or any of the documents delivered in connection with the Note Agreements. The Joint Venture shall instruct the appraiser or appraisers to determine the fair market value within 30 days. The Joint Venture shall bear the fees and expenses of the appraiser or appraisers.
                    (d)  If the interest of a Venturer in the
Joint Venture or either Division is to be purchased pursuant to this section 12 by the other Venturer the closing of the purchase shall be held on a date specified by the purchaser (not later than 30 days after receipt of the appraisal and after obtaining all necessary final regulatory approvals, including final approval by the FCC and, in the case of the Cable Division, the Puerto Rico Public Service Commission). At the closing, the seller shall assign its interest in the Joint Venture or the applicable Division to the purchaser, its designee or the Joint Venture, as the case may be, and the purchaser shall pay the amount determined by the appraiser, in cash. In addition to the foregoing, if the interest of a Venturer in only one Division is being sold at the closing, the purchaser shall agree to indemnify and hold harmless the seller against all liabilities relating to or arising out of that Division and the parties shall amend the allocation and distribution provisions of this agreement to provide the purchaser with all income, gain and loss and all cash distributions arising from or relating to the operations of that Division.
               (e)  Upon the purchase by a Venturer of the
interest of the other Venturer in the Joint Venture or the Division managed by the selling Venturer, the management by the selling Venturer of the Division for which it previously had management responsibility shall terminate.
               (f) Upon the sale of the assets of the Cable Division or the Radio Division, the management board shall, after paying or making provision for all liabilities to creditors of the Joint Venture, distribute the cash and other assets of the Division between the Venturers in accordance with the provisions for distributions set forth in section 5.2 of this agreement.

          13. Limitation of Rights. Notwithstanding any other provision of this agreement, any sale, transfer or other disposition of any of the interests in the Joint Venture as provided in section 12 of this agreement or any other action taken or proposed to be taken by the Venturers under this agreement that would affect the operational, voting or any other form of control of the Joint Venture, the Subsidiary, the Systems, the Stations or the Radio Businesses shall be pursuant to Section 310(d) of the Communications Act of 1934, as amended, and, with respect to the Joint Venture, the Subsidiary and the Systems, the Puerto Rico Public Service Laws, and the applicable rules and regulations under that Act and Laws and, to the extent required by that Act and Laws, subject to the explicit prior approval of the FCC or the PSC.

          14. Other Action. Each Venturer shall take all such action, and execute and deliver all such additional documents and instruments, including, but not limited to, certificates required in connection with the formation of the Joint Venture or the operation of its business in any jurisdiction, as may be necessary or appropriate to carry out this agreement.

          15.  Miscellaneous.
               15.1  Entire Agreement; Amendment.  This
agreement contains a complete statement of the arrangements between the Venturers with respect to the Joint Venture and supersedes all prior agreements and understandings among them with respect to the Joint Venture. This agreement cannot be changed or terminated orally.
               15.2  Notices.  Any notice or other
communication under this agreement shall be in writing and shall be considered given when delivered in person or mailed by registered mail, postage prepaid and return receipt requested, addressed to the party intended as the recipient at the address listed below or at such other address as that party may designate by written notice to the other:
               If to Century, to it at:

                    50 Locust Avenue
                    New Canaan, Connecticut  06840

               If to ML Media, to it at:

                    350 Park Avenue - 16th Floor
                    New York, New York  10022


               15.3 Governing Law. This agreement shall be governed by, and construed in accordance with, the law of the State of New York applicable to agreements made and to be performed in New York.
               15.4  No Recourse.  No person shall have
recourse to, or assert any liability against, any limited partner of ML Media with respect to any of the obligations or liabilities of ML Media under this agreement, but any such person shall look solely to the assets of ML Media and of the general partner of ML Media.
               15.5  Counterparts.  This agreement may be
executed in one or more counterparts, all of which together shall constitute this agreement.

                          ML MEDIA PARTNERS, L.P.
                            By Media Management Partners
                            By RP Media Management
                            By IMP Media Management, Inc.



                            By ______________________________





                         CENTURY COMMUNICATIONS CORP.



                         By _________________________________